FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

          A press release dated March 13, 2001 regarding first quarter 2001 results.



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PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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              STMicroelectronics Comments on First Quarter Results


Geneva, March 13, 2001 - STMicroelectronics (NYSE:STM) announced today that it expects revenues for the first quarter ending March 31, 2001 to post a double-digit increase over the $1.7 billion reported in last year's first quarter, but to be below the $2 billion level. Expectations remain for a first quarter gross margin in the range of 44% - 45%, and earnings per diluted share are expected to be in line with the current First Call analysts' consensus estimate of $0.39, representing a 50% increase over first quarter 2000 levels, but below the approximate $0.45 previously expected.

The Company stated that revenues have been affected by the well-documented market correction that is currently taking place. Specifically, while first quarter 2001 revenues should benefit from strong year-over-year growth in telecom and non volatile memory products, these gains are expected to be partially offset by weaker revenues from digital consumer products and Standard and Commodity product families. On a comparative basis, the Company believes that its first quarter 2001 results will indicate a growth rate in excess of the industry average.

The Company has taken steps to significantly reduce costs during this period of uncertain market conditions. Specifically, capital expenditure plans for 2001 have been reduced from $2.5 billion to $1.9 billion, and stringent cost control programs have taken effect throughout the Company. While no personnel lay-offs are planned at this juncture, ST has implemented a hiring freeze.

The Company will host a brief conference call on Wednesday, March 14th, 2001 at 3 p.m. Central European Time (CET), 9 a.m. Eastern Standard Time (U.S. EST) in order to respond to questions related to today's release. A broadcast of the conference call will be available live on the Internet at:

http://webcast.themeetingson.com/webcast.jsp?reservation=18290131
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The broadcast will be available until March 16, 2001.


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Some of the above statements, that are not historical facts are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:
(i) general business and economic conditions in the markets in which we and our customers operate including but not limited to periodic downturns in the semiconductor market, (ii) market demand for our products and changes in customer order patterns and requirements including but not limited to order cancellation or rescheduling, (iii) competitive factors including the pricing of products in an increasingly competitive environment, (iv) the development qualification and availability of new products and technological changes, (v) our ability to implement cost reductions in a timely manner and the success of those actions, (vi) manufacturing risks, (vii) insufficient, excess or obsolete inventory, (viii) our ability to recruit and retain skilled personnel, (ix) currency fluctuations and other risks.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.


About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Investor Relations Europe:
Benoit de Leusse
Investor Relations Manager Europe
Tel: +33.4.50.40.24.30
Fax: +33.4.50.40.25.80

Press Relations:
Maria Grazia Prestini
Director, Corporate Press Relations
Tel.: +33 4 50 40 25 32
Fax: +33 4 50 40 25 40






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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2001                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer